The following principal investment strategy is effective for Fidelity Ohio Municipal Money Market Fund.

FMR may invest up to 20% of the fund's assets in municipal securities whose interest is subject to Ohio personal income tax under normal circumstances. FMR may invest all of the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax.

The supply of and demand for municipal money market securities can vary from time to time. When FMR believes that suitable municipal money market securities are not available, or during other unusual market conditions, FMR may leave a significant portion of the fund's assets uninvested, or may invest up to 20% of the fund's assets in securities subject to state and/or federal income tax.